ACESITA

N/Ref.: 053/2002
File: 82-3769

02 NOV 13 AM 11:25

Belo Horizonte, November 8, 2001

To
U.S. Securities and Exchange Commission
Office of International Corporate Finance
Att.: Mr. Frank Zarb and/or Ms. Mariana Prieto
450 Fifth Street N.W.
Room 3099
Mail stop 3-9
Washington, DC – 20549 USA

02060292

PROCESSED
DEC 30 2002
THOMSON
FINANCIAL

SUPPL

Ref.: Acesita S.A. – Exemption N.° 82.3769

Dear Sir/Madam,

We're enclosing Acesita's Announcement to the Market, dated November 4, 2002, in reference to #2 Blast Furnace´s stoppage for maintenance. We submit this information to you in order to maintain our exemption, pursuant to rule 12g3-2(b), under the Securities Act of 1934.

Best Regards,

Gilberto Audelino Correa
Chief Financial and Investor Relations Officer

12/19

ACESITA S.A. ASSOCIADA À ARCELOR
Av. João Pinheiro, 580 – Centro – Belo Horizonte – MG – CEP: 30130-180 – Telefone: (31) 3273-4006 - Fax: (31) 3273-7218

ACESITA

ACESITA S.A.
CNPJ/MF n.º 33.390.170/0001-89

ANNOUNCEMENT TO THE MARKET

At the end of the first half of October, Acesita's #2 blast furnace started to malfunction, due to a burst in one of its refrigeration chambers, which led to a loss of temperature and shutdown. The first measures in the immediately following days concentrated on keeping the situation under control.

After an accident of this kind, less attention is paid to the immediate resumption of pig iron production, and more on getting the blast furnace back into production, with a maximum of security and a minimum of damage to the equipment. This phase is comprised of a series of progressive steps, and production is expected to return to normality within approximately one week. All the necessary resources have been made available and are being employed at the Timóteo mill.

Acesita's installations can rely on #1 blast furnace as a secondary source of pig iron, and there are alternative routes for stainless steel production, using exclusively scrap and alloys. Additionally, the goods in process inventory, principally of cold rolled steel, permits fluctuations along the production line.

This situation will have a momentary impact on the production of carbon steel, the heaviest user of pig iron, while the other product lines – stainless and silicon steel – will not be impacted to the point of endangering supplies to the market.

Acesita will make its best efforts to ensure supplies of those types of carbon steel of which it is the sole domestic producer. This situation will not cause any significant impact on the Company's 4Q02 results.

Belo Horizonte, November 04 2002.

Gilberto Audelino Correa
CFO and Investor Relations Officer

ACESITA S.A. ***ASSOCIADA À ARCELOR***
Av. João Pinheiro, 580 – Centro – Belo Horizonte – MG – CEP: 30130-180 – Telefone: (31) 3273-4006 - Fax: (31) 3273-7218